November 19, 2020

VIA EDGAR

Lisa Etheredge and Robert S. Littlepage
Office of Technology
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re: SailPoint Technologies Holdings, Inc.
Form 10-K for the Year Ended December 31, 2019 Form 10-Q for the Period Ended June 30, 2020
File 001-38297

Ladies and Gentlemen:

Set forth below are the responses of SailPoint Technologies Holdings, Inc. (the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 27, 2020 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, filed with the Commission on February 24, 2020, and the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2020, filed with the Commission on August 6, 2020 (the “Form 10-Q”). For your convenience, each of the Staff’s comments is reproduced below in bold italics and has been numbered to correspond with the comments in the Comment Letter.

Form 10-Q for the Period Ended June 30, 2020

Unaudited Condensed Consolidated Financial Statements
Revenue Recognition, page 8

1. Please tell us how you considered further disaggregating subscription revenue into fees for SaaS offerings and fees for ongoing maintenance and support. We note that maintenance contracts typically have a one year term while your standard subscription agreement for SaaS offerings has a term of three years. We also note statements in your August 8, 2020 Form 8-K and earnings call and which suggest that that you may separately identify SaaS revenues for purposes of evaluating financial performance and making resource allocation decisions. For example, in your August 6, 2020 Form 8-K, management states "our focus is on investing in the capabilities of our SaaS offerings and delivering against this market opportunity." Please refer to ASC 606-10-55-90.

SailPoint Technologies, Inc. | www.sailpoint.com
11120 Four Points Drive, Suite 100 | Austin, Texas 78726 | T 512.346.2000

RESPONSE: In our consideration of further disaggregation of subscription revenue into fees for SaaS offerings and fees for ongoing maintenance and support, we looked to the guidance under ASC 606-10-55-90. We believe the specific relative guidance the Staff is referring to in its inquiry is related to ASC 606-10-55-90 sub-point (b) which requires an entity to consider how information about the entity’s revenue has been presented in the context of “Information regularly reviewed by the chief operating decision maker for evaluating the financial performance of operating segments.” We note that the information regularly reviewed by the chief operating decision maker includes numerous financial metrics that include subscription revenues, revenues by geography, revenues by revenue type as well as a host of other metrics common to the software and services industry. Despite the diverse range of metrics reviewed by the chief operating decision maker, he places a considerable focus on the aggregate performance of subscription revenues (as opposed to the various components of subscription revenue) as the aggregate subscription revenue speaks to the ongoing commitment our customers make in investing in SailPoint solutions as well as the future committed revenue streams we, in turn, utilize in our forecasting and planning process. In addition, we find that many of our new SaaS services are sold in conjunction with new license sales whereby the customer commitment is a combination of both maintenance and SaaS for which a subscription metric is highly relevant. As a result, we ensured that the revenue metrics we shared in our financial statements aligned with revenue disclosures presented outside the financial statements (i.e., earnings releases, annual reports, or investor presentations) as required under ASC 606-10-55-90.

In addition, while we do typically have one-year term maintenance contracts and three-year term SaaS contracts, we view these as similar cash flow and revenue generating annuity vehicles whereby most customers pay annually in advance and recurring revenue streams are assessed on an annual annuity basis in our planning and forecasting process. We do have a portion of customers who enter three-year maintenance contracts and a healthy maintenance renewal/retention rate. We are also seeing an increased number of three-year maintenance contracts as we sell more licenses coupled with SaaS offerings.

In light of the above, we believe that our disclosures in the Form 10-Q are appropriate and in-line with the relative guidance in ASC 606-10-55-90. Nonetheless, we acknowledge that the contribution of SaaS revenue to total revenue is of interest to investors, and we plan to disclose such disaggregated revenue information in our Annual Report on Form 10-K for the year ending December 31, 2020 (the “Upcoming Form 10-K”) within the “Revenue Recognition” footnote. Such disclosure will be commensurate with the information that will be disclosed in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section in the Upcoming Form 10-K as requested in comment 2 of the Comment Letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of Three and Six Months Ended June 30, 2020 and 2019, page 27

2. In your August 8, 2020 earnings call, management indicated that customer interest in your SaaS platform continues to grow and that you expect a significant portion of new business to transition to SaaS over the coming quarters and years. In the interest of providing enhanced transparency for investors regarding trends affecting your business, please revise your discussion of subscription revenues in future filings to separately quantify the fluctuations attributable to changes in ongoing maintenance revenues separate from SaaS offerings. Please refer to Items 303(a)(3) and 303(b) of Regulation S-X.

RESPONSE: As indicated in our response to the previous comment, the Company plans to include disaggregated SaaS and ongoing maintenance revenue within the “Revenue Recognition” footnote in future periodic reports, commencing with the Upcoming Form 10-K. Furthermore, the Company plans to provide commensurate disclosure relating to SaaS and ongoing maintenance revenues, including with respect to trends relating thereto, in the Management’s Discussion and Analysis of Financial Condition and Results of Operations sections of its future quarterly and annual reports.

Please contact Chris Schmitt, the Company’s General Counsel, at (512) 664-8739 or Lanchi Huynh of Kirkland & Ellis LLP at (214) 972-1673 if you have any questions or concerns regarding this matter.

Sincerely,

SAILPOINT TECHNOLOGIES HOLDINGS, INC.

By:	/s/ Jason Ream
Name:	Jason Ream
Title:	Chief Financial Officer
(Principal Financial Officer)

cc: Mark McClain, Chief Executive Officer (SailPoint Technologies Holdings, Inc.)
Chris Schmitt, General Counsel (SailPoint Technologies Holdings, Inc.)
Eric Domagalski, Chief Accounting Officer (SailPoint Technologies Holdings, Inc.)
Lanchi Huynh (Kirkland & Ellis LLP)
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